Balaton Power Inc.

Suite 206, 20257 54th Avenue
Langley, British Columbia V3A 3W2
Telephone: 604.533.5075	Toll Free: 1.877.559.5988	Fax: 604.533.5065

BALATON UPDATE

May 13, 2011 - BALATON POWER INC. (OTCBB: BPWRF) ("Balaton" or the "Company"). The Company is pleased to announce that further to the Company's news release of January 12, 2011, and as approved by shareholders of the Company at the Annual General Meeting of the Company on December 22, 2010, the Company's board of directors (the "Board") has decided to proceed with the 5-1 consolidation of the Company's share capital in order to provide for further equity financing to meet its current working capital requirements and to attract new equity investment. The Board has also approved in principle a name change to "Balaton Resources Inc." to occur concurrently with the consolidation.

Further, the Company is pleased to announce that it is in the process of acquiring additional claims from JAL Exploration Inc. ("JAL") to increase the Company's land position in the Voisey's Bay West Property, located contiguous to and west of the Vale Inco Voisey's Bay property on the east coast of northern Labrador, Canada (the "Property"). The Company currently holds the rights from JAL pursuant to an option agreement, dated March 4, 2011 (the "Option Agreement"), to earn up to an 80% interest in the Property, subject to a 2% net smelter return. Under the terms of the Option Agreement, JAL is required to offer to the Company any additional property rights acquired by it with 10 kilometers of the exterior boundaries of the Property to allow for such rights to be added to the Property and become subject to the terms of the Option Agreement.

For further information on the Property and the Option Agreement, please see the Company's news releases as filed on www.sedar.com.

BALATON POWER INC.

"Michael Rosa"

Michael Rosa
Director, President and Chief Executive Officer